                                             As Filed Pursuant to Rule 424(b)(3)
                                             Registration No. 333-58854


                        CORPORATE PROPERTY ASSOCIATES 15
                                  INCORPORATED

                       SUPPLEMENT DATED JUNE 26, 2002 TO
                          PROSPECTUS DATED MAY 6, 2002
                         (HEREINAFTER THE "PROSPECTUS")

                           SUMMARY OF THE SUPPLEMENT

                     DESCRIPTION OF THE PROPERTIES (PAGE 2)

     This section describes properties purchased and leased to Racal Instruments, Inc. and to IntegraColor, LTD.

                             THE OFFERING (PAGE 4)

     This sets forth information on the sale of shares and the issuance of shares to shareholders.

     Capitalized terms not defined herein will have the meanings ascribed to them in the Prospectus.

                         DESCRIPTION OF THE PROPERTIES

PROPERTY LEASED TO RACAL INSTRUMENTS, INC.

DESCRIPTION OF THE PROPERTY

  General

     On May 21, 2002, Corporate Property Associates 15 Incorporated ("CPA(R):15"), acquired from, and leased back to, Racal Instruments, Inc. ("Racal") a 191,975 square foot manufacturing facility located in Irvine, California.

  Purchase Terms

     The cost of the facility, including the acquisition fee payable to Carey Asset Management Corp. ("CAM") was $13,455,497, an amount less than the appraised value of the facility. CPA(R):15 paid an acquisition fee of $336,387 to CAM. CAM also will receive a deferred fee of $269,110, payable in equal annual installments over a period of no less than four years, but only if CPA(R):15 satisfies the preferred return.

DESCRIPTION OF THE LEASE

  General

     The facility will be leased to Racal under an absolute net lease. Racal will pay maintenance, insurance, taxes and all other expenses of whatever description associated with the operation and maintenance of the facility.

  Term

     The initial lease term is twenty years followed by six five-year renewal terms at the option of Racal.

  Rent

     The initial rent is $1,301,929 per year, payable monthly in advance installments of $108,494. The rent will increase at the beginning of the second year and every year, thereafter, by 2.75% per year.

DESCRIPTION OF FINANCING

     CPA(R):15 will endeavor to secure secured mortgage financing in an amount of not greater than $10,000,000.00 and not less than $7,500,000.00 for the facility, at a fixed interest rate of not higher than 9.0% for a term of not less than 10 years amortized over not more than 30 years. There can be no assurance that CPA(R):15 will be successful in securing mortgage financing or mortgage financing in the terms described.

DESCRIPTION OF RACAL

     Racal is a leading international test and measurement ("T&M") systems developer, manufacturer and integrator. Since its formation nearly 50 years ago, Racal's systems and solutions have targeted specific high-value niches where the company can establish leading market positions within a diversified group of industries including the radio communications (wireless), defense, broadband (optical communications), semiconductor and general purpose functional test markets. According to Racal, it maintains worldwide market shares in excess of 95% for GSM base station field service testers and for CDMA protocol testers. In addition, approximately 50% of Racal's revenues within its defense test segment are currently sole sourced relationships. Finally, Racal is the sole source supplier of the equipment that tests every individual microprocessor that Intel produces worldwide.

     Racal's customers include aerospace and defense prime contractors, major telecommunications equipment OEMs and service providers, and numerous other blue-chip corporations such as Honeywell, Motorola, Nokia, Intel, Agilent, and Ericcson. The Company's innovative products and consistent performance have earned it exceptional customer recognition as evidenced by Racal's receipt of Intel's Supplier of the Year Award in both 1999 and 2000 and its recent selection by Agilent as an integration partner for aerospace and defense T&M systems.

     Racal is a privately owned company. According to Racal, for the year ended December 31, 2001, Racal had net revenues of approximately $54,918,000 which resulted in a net income of approximately $8,188,000. As of March 31, 2002, Racal had approximately $130,247,000 in total assets and approximately $45,781,000 in total equity.

PROPERTY LEASED TO INTEGRACOLOR, LTD.

DESCRIPTION OF THE PROPERTY

  General

     On June 14, 2002, CPA(R):15, acquired from, and leased back to, IntegraColor, LTD. ("Integra") three manufacturing facilities located in Mesquite, Texas, each with a square footage of 179,538 square feet.

  Purchase Terms

     The cost of the facilities, including the acquisition fee payable to CAM was $12,356,021, an amount less than the appraised value of the facilities. CPA(R):15 paid an acquisition fee of $308,901 to CAM. CAM also will receive a deferred fee of $247,120, payable in equal annual installments over a period of no less than four years, but only if CPA(R):15 satisfies the preferred return.

DESCRIPTION OF THE LEASE

  General

     The facilities are leased to Integra under an absolute net lease. Integra will pay maintenance, insurance, taxes and all other expenses of whatever description associated with the operation and maintenance of the facility.

  Term

     The initial lease term is twenty years followed by two ten-year renewal terms at the option of Integra.

  Rent

     The initial rent is $1,256,700 per year, payable quarterly in advance installments of $314,175. The rent will increase at the beginning of the second year and every year, thereafter, based on a formula indexed to the Consumer Price Index ("CPI") each year.

DESCRIPTION OF FINANCING

     CPA(R):15 will endeavor to secure secured mortgage financing in an amount of not less than $7,000,000 for the facilities, at a fixed interest rate of not higher than 7.70% for a term of not less than 10 years amortized over not more than 30 years. There can be no assurance that CPA(R):15 will be successful in securing mortgage financing or mortgage financing in the terms described.

DESCRIPTION OF INTEGRA

     IntegraColor was founded in 1957 as a printer to the horticultural industry. The basis of the Company's business was printing stock tags and labels for nurseries. While IntegraColor still yields 38% of its revenues from the horticultural market it has expanded and developed expertise in educational curriculum, catalog production, magazine publishing, direct mail and other specialty printing. According to IntegraColor, it now has a customer base of over 20,000 accounts. Since the founder sold the company in 1988 annual sales have grown from $15.5 million to over $73 million in 2001, while earnings before interest, taxes, depreciation and amortization has increased from $2.6 million to $9.9 million over the same period.

                                  THE OFFERING

     On June 13, 2002, CPA(R):15 issued 1,524,427 shares to investors in return for approximately $15,244,270 in gross proceeds previously held in escrow. As of June 13, 2002, CPA(R):15 had issued a total of 17,328,211 shares in exchange for gross proceeds of approximately $173,282,110.